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CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604.648-1671
EMail Address	kmalik@wlmlaw.ca
Our File No.	30424-1 / SEC response 4-26-10

April 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Sean Donahue Division of Corporate Finance

Dear Sirs:

Re:	Black Hawk Exploration, Inc. (the “Company”) Registration Statement on Form S-1 Filed March 12, 2010 File No. 333-165431

We are the solicitors for the Company.  We refer to your letter of April 7, 2010 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed March 12, 2010.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1

General

1.	Please monitor your requirement to provide updated financial information.

Response: The Company has updated the financial statements, as well as applicable financial disclosure, to the latest practicable date in the amended S-1 Registration Statement filed concurrently with this response.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

Registration Cover Page

2.	Although you used bold type for filer status “Smaller reporting company,” you checked the box for “Non-accelerated filer.” Please revise or advise.

Response: The Company has revised its disclosure to check the box for “Smaller reporting company” in the amended S-1 Registration Statement filed concurrently with this response.  The “Non-accelerated filer” box was checked in error.

Prospectus Cover Page

3.	Please prominently disclose on the cover page the price per share for the primary and secondary offerings. See Item 501(b)(3) of Regulation S-K.

Response:  The Company has added the following disclosure on the cover page of the amended S-1 Registration Statement filed concurrently with this response:

“Direct Public Offering Price:  $0.85 per share

Secondary Selling Shareholder Offering Price: $0.85 per share”

4.
We note that Mr. Kevin Murphy serves as your President and CEO and is also your largest shareholder.  On the cover page, disclose as you have at page 18 that he will be the sole individual responsible for selling the primary offering shares to the public.

Response:  The Company has added the following disclosure on the cover page of the amended S-1 Registration Statement filed concurrently with this response:

“Kevin Murphy, our President and CEO will be the sole individual responsible for selling our direct primary offering to the public.”

5.
Similarly, because the shares he is offering at the same time on his own behalf constitute the largest portion of the secondary offering, revise to make clear how purchasers will know whether they are buying Mr. Murphy’s personally held shares or shares which he is selling on behalf of the company and for which the company will be receiving proceeds.  Also, to the extent that you refer the reader elsewhere for additional detail regarding the plan of distribution or method of sale, ensure that any page references you provide are accurate.

Response: The Company has added the following disclosure to the cover page of the amended S-1 Registration Statement filed concurrently with this response:

 Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

“Mr. Murphy will be selling shares of our stock both on his own behalf and on behalf of our company.  Investors will be able to differentiate whether they are purchasing Mr. Murphy’s shares, or shares being sold on our behalf, because shares being sold on our behalf will be offered with a subscription agreement between the investor and our company.”

Additionally, the Company has corrected the page number referring the reader to additional detail regarding the plan of distribution in the amended S-1 Registration Statement filed concurrently with this response.

Selling Shareholders, page 12

6.
We note your statement that Mr. Murphy acquired 12,000,000 shares from “one of our majority shareholders.”  Revise to clarify the reference.  Also, although a number of persons, including Mr. Murphy, surpassed the requisite amounts of your shares requiring disclosure pursuant to Section 16, they appear to have made no corresponding filings on Forms 3 or 4.  With a view toward enhanced disclosure, please advise us what, if any, procedures you have implemented or actions you have taken in that regard.

Response:  The Company has revised the disclosure regarding Mr. Murphy’s acquisition of shares to include the name of the majority shareholder, Mr. Wayne Weaver.

The Company has also requested that Mr. Murphy and Mr. Bouch file the required forms to comply with their disclosure requirements pursuant to Section 16.  The Company has been assured that Mr. Murphy and Mr. Bouch will file the required reports within 1 week of the filing of the amended S-1 Registration Statement filed concurrently with this response.

Mr. Weaver has filed a Form 4 updating his security holdings in the Company on April 22, 2010.

Opinion of Counsel, Exhibit 23.3

7.	Please obtain and file as exhibit 5 a new or revised opinion of counsel to address the following two issues.

●	First, the two entries counsel provides for the number of shares in the first paragraph do not total amount subject to the Form S-1.

Response: As counsel for the Company, we have revised our opinion to reflect the accurate number of shares, being 39,435,294 shares of the Company’s common stock.  The revised opinion is attached as Exhibit 5.1 to the amended S-1 Registration Statement filed concurrently with this response.

 Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

●
Second, the third paragraph includes the following statement:  “the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable.”  It is unclear whether counsel is intending to distinguish between the primary and resale shares for the purpose of that statement.  Moreover, Item 601(b)(5) of Regulation S-K specifies that the opinion should indicate whether the shares “will, when sold, be legally issued, fully paid and non-assessable.”  Among other things, the current version of the opinion appears to leave open the possibility that the shares were non-assessable at some time in the past, but could now be subject to additional assessments.

Response: Response: As counsel for the Company, we have revised our opinion to distinguish between the shares offered directly by the Company and the shares of the Company offered by the selling shareholders.  The revised language of the opinion, which is filed as Exhibit 5.1 to the amended S-1 Registration Statement filed concurrently with this response, reads as follows:

“We have acted as counsel to Black Hawk Exploration, Inc. (the “Company”), a corporation incorporated under the laws of the State of Nevada, in connection with the filing, on April 26, 2010, of a registration statement on Form S-1/A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) of 39,435,294 shares of the Company’s common stock, consisting of:

1.	18,000,000 shares of common stock for sale by the Company (the “Primary Offering Shares”); and

2.	21,435,294 shares of common stock for resale by certain selling shareholders named in the Registration Statement (the “Secondary Offering Shares”).

We have examined the originals or certified copies of such corporate records of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below.  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies or as facsimiles of copies or originals, which assumptions we have not independently verified.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that:

1.	the Primary Offering Shares will, when sold, be legally issued, fully paid and non-assesable; and

2.	the Secondary Offering Shares are legally issued, fully paid and non-assesable...”

 Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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CORPORATE AND SECURITIES LAWYERS

We look forward to the receipt of any further comments which you may have in regards to the Registration Statement on Form S-1.  Should you have any questions, please do not hesitate to contact the writer.

                   Yours truly,

                   W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik
Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.